UAN Cultural & Creative Co., Ltd.

102 North Avenue

Mt. Clemens, Michigan 48043

Telephone: (586) 530– 5605

April 7, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	William H. Thompson
Accounting Branch Chief

Dear Sirs, Mesdames:

Re:	UAN Cultural & Creative Co., Ltd. (the “Company”)
Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2012
File No. 0-51693
Filed January 15, 2014

We are in receipt of your letters dated April 4, 2014 and January 30 ,2014 regarding the Company’s Amendment No. 1 to its Form 10-K for fiscal 2012 filed January 15, 2014. We apologize for the delay in our response which was due to an administrative oversight. Please be advised that the Company has filed a second amendment to the Form 10-K which includes the updated certifications requested in your letter of January 15, 2014.

Yours truly,

UAN CULTURAL & CREATIVE CO., LTD.

Per:	/s/Parashar Patel
Parashar Patel
Chief Executive Officer